EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS [1

	Three Months Ended Sept 30,	Nine Months Ended Sept 30,	Years Ended December 31,
($ amounts in millions)	2014	2014	2013	2012	2011	2010	2009

Income (loss) from continuing operations before income taxes	$(16.7)	$(85.8)	$16.7	$(156.0)	$2.7	$(41.6)	(73.9)

Less: Equity in earnings (losses) of limited partnership and other investments	20.0	57.4	52.6	59.5	44.6	57.4	(41.3)

Add: Distributed earnings of limited partnership and other investments	—	—	24.9	28.7	33.1	61.3	20.6

Income (loss) from continuing operations before income taxes and equity in undistributed earnings of limited partnership and other investments	$(36.7)	$(143.2)	$(11.0)	$(186.8)	$(8.8)	$(37.7)	(12.0)

Fixed Charges:
Interest expense on indebtedness	$7.1	$21.2	$28.9	$30.8	$31.8	$31.8	33.1
Interest expense on attributable to rentals	0.1	0.1	0.2	0.3	0.4	0.5	0.7
Total fixed charges [2]	7.1	21.3	29.1	31.1	32.2	32.3	33.8
Interest credited on policyholder contract balances	44.3	114.0	138.0	122.6	115.2	124.2	136.2
Total fixed charges, including interest credited to policyholders	$51.4	$135.3	$167.1	$153.7	$147.4	$156.5	170.0

Income (loss) from continuing operations before income taxes, equity in undistributed earnings of limited partnership and other investments and fixed charges	$14.7	$(7.9)	$156.1	$(33.1)	$138.6	$118.8	$158.0

Ratio of earnings to fixed charges an preferred stock dividends	0.3	(0.1)	0.9	(0.2)	0.9	0.8	0.9

Additional earnings required to achieve 1:1 ratio coverage	$36.7	$143.2	$11.0	$186.8	$8.8	$37.7	$12.0

SUPPLEMENTAL RATIO [3] --- Ratio of earnings to fixed charges and preferred stock dividends exclusive of interest credited on policyholder contract balances:

Income (loss) from continuing operations before income taxes and equity in undistributed earnings of limited partnership and other investments	$(36.7)	$(143.2)	$(11.0)	$(186.8)	$(8.8)	$(37.7)	$(12.0)

Fixed Charges:
Total fixed charges, as above	$7.1	$21.3	$29.1	$31.1	$32.2	$32.3	$33.8

Income (loss) from continuing operations before income taxes, equity in undistributed earnings of limited partnership and other investments and fixed charges	$(29.6)	$(121.9)	$18.1	$(155.7)	$23.4	$(5.4)	$21.8

Ratio of earnings to fixed charges and preferred stock dividends	(4.2)	(5.7)	0.6	(5.0)	0.7	(0.2)	0.6

Additional earnings required to achieve 1:1 ratio coverage	$36.7	$143.2	$11.0	$186.8	$8.8	$37.7	$12.0
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[1]	We had no dividends on preferred stock for the years 2009 to 2013.

[2]
Total fixed charges consist of interest expense on indebtedness and an interest factor attributable to rentals. The interest factor attributable to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.

[3]	This ratio is disclosed for the convenience of investors and may be more comparable to the ratios disclosed by other issuers of fixed income securities.